EXHIBIT 5

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Wilshire Oil Company of Texas and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings; provided that, as contemplated by Section 13d-1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: April 21, 2003

/s/ Kevin McTavish Kevin McTavish

/s/ Owen Blicksilver Owen Blicksilver

/s/ Roger Stull Roger Stull

/s/ Philip Zuzelo Philip Zuzelo

/s Joseph Magliolo III Joseph Magliolo III